Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business Editors:
           Mountain Province Diamonds Appoints Peeyush Varshney to Board of
           Directors

           Shares Issued and Outstanding: 59,316,342
           TSX: MPV
           AMEX: MDM

           TORONTO/NEW YORK, April 13 /CNW/ - Mountain Province Diamonds Inc. (TSX:
MPV, AMEX: MDM) ("the Company") is pleased to announce the appointment of Mr.
Peeyush Varshney to the Board of Directors of the Company.
           Mr. Varshney has been actively involved in the capital markets since 1996 and is a principal of Varshney Capital Corp., a private merchant banking, venture capital and corporate advisory firm. He is currently a director or officer of several public companies listed on the TSX Venture Exchange and the
Toronto Stock Exchange, including President and Director of Mantle Resources
Inc. and Corporate Secretary of Carmanah Technologies Corp. He is also a director of The Varshney Family Charitable Foundation and is a member of the
Business Families Center Advisory Board at the Sauder School of Business at
UBC. Mr. Varshney obtained a Bachelor of Commerce Degree (Finance) in 1989 and a Bachelor of Laws in 1993, both from the University of British Columbia
(UBC). He then articled at Farris, Vaughan, Wills & Murphy, of Vancouver,
British Columbia, from 1993 to 1994 and has been a member of the Law Society of British Columbia since September 1994.

           Mountain Province Diamonds, De Beers Canada Inc and Camphor Ventures are
joint venture partners in the Gahcho Kue diamond project. Mountain Province has a 44.1 percent interest in the joint venture; Camphor 4.9 percent; and De
Beers 51 percent. On February 23, 2007, Mountain Province mailed documents relating to a take-over bid for the balance of the outstanding shares, options and warrants of Camphor Ventures. On April 4, 2007 Mountain Province took up and paid for those Camphor Venture shares tendered into the take-over bid with the result that Mountain Province now owns approximately 93.3 percent of
Camphor Ventures. Mountain Province also announced that it is extending its offer to the security-holders of Camphor Ventures until April 16, 2007. If successful in its take-over bid, Mountain Province will control 49 percent of the Gahcho Kue Joint Venture. De Beers is the operator of the project and can be called on by the joint venture partners to fund the project through to commercial production. If called on to fund a definitive feasibility study De
Beers has the right to increase its interest to 55 percent upon the completion of a feasibility study. If called on to fully fund the mine's construction De
Beers will have the right to increase its interest to 60 percent following the commencement of commercial production.
           Located in Canada's Northwest Territories, the Gahcho Kue project is the largest new diamond mine under development globally. The project consists of a cluster of three primary kimberlites with an indicated resource of approximately 14.4 million tonnes grading at 1.64 carats per tonne
(approximately 23.6 million carats) and an inferred resource of approximately
17 million tonnes grading at 1.35 carats per tonne (approximately 22.9 million carats). Gahcho Kue is currently in the permitting and advanced exploration stage of development. At full production the Gahcho Kue diamond mine is expected to produce approximately 3 million carats a year over 15 years.

           Qualified Person
           This news release has been prepared under the supervision of Carl G.
Verley, P.Geo., who serves as the qualified person under National Instrument
43-101.

           Forward-Looking Statements
           This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation
Reform Act of 1995, regarding the Company's business or financial condition.
Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

           %SEDAR: 00005311E          %CIK: 0001004530

           /For further information: Mountain Province Diamonds Inc., Patrick Evans,
President and CEO, Tel: (416) 670-5114/
           (MPV. MDM)

CO:  Mountain Province Diamonds Inc.

CNW 08:53e 13-APR-07